SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K



 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 1998



                         Commission file number 33-14058



  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Michael Baker Corporation Employee Stock Ownership Plan


  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Michael Baker Corporation
         Airport Office Park, Building 3
         420 Rouser Road
         Coraopolis, PA 15108

  MICHAEL BAKER CORPORATION
  EMPLOYEE STOCK OWNERSHIP PLAN
  FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
  DECEMBER 31, 1998 AND 1997

  MICHAEL BAKER CORPORATION
  EMPLOYEE STOCK OWNERSHIP PLAN
  FINANCIAL STATEMENTS
  DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
                                      INDEX



Report of Independent Accountants

Financial Statements:

     Statements of Net Assets Available for Benefits with Fund Information -
      December 31, 1998 and 1997

     Statement of Changes in Net Assets Available for
       Benefits With Fund Information - Year Ended
       December 31, 1998

     Statement of Changes in Net Assets Available for
       Benefits With Fund Information - Year Ended
       December 31, 1997

Notes to Financial Statements

Additional Information:*

     Schedule of Assets Held for Investment Purposes -
       Form 5500, Item 27(a)

     Schedule of Reportable Transactions -
       Form 5500, Item 27(d)
















  * Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Michael Baker Corporation Employee Stock
Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Michael Baker Corporation Employee Stock Ownership Plan (the Plan) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 18, 1999

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------

                                                        DECEMBER 31,
                                                    1998            1997

          ASSETS
Investments, at quoted market value:
  Investments in common stock of
    Michael Baker Corporation:
    Common Stock                                $  24,630,743   $  25,237,651
    Series B Common Stock                          11,928,881      11,950,477
  Temporary investments                                     9          14,368
  Investments in mutual funds managed by
   Putnam Investments, Inc.:
    Putnam Growth & Income Fund                    17,930,008      15,337,754
    George Putnam Fund of Boston                   10,458,263      10,022,348
    Putnam New Opportunities Fund                  10,584,799       6,387,797
    Putnam Money Market Fund                        3,636,459       3,074,872
    Putnam Voyager Fund                             7,599,581       4,508,376
    Putnam Income Fund                              1,617,058       1,194,617
    Putnam International Growth Fund                2,513,034       1,549,483
  Participant loans (market value approximates
  cost)                                               118,029          29,296
                                                -------------  --------------
      Total investments                            91,016,864      79,307,039
                                                -------------  --------------
Receivables:
  Contributions receivable from Michael Baker
  Corporation                                              --         310,996
  Securities sold/accrued interest                    132,790             209
                                                -------------  --------------
      Total receivables                               132,790         311,205
                                                -------------  --------------
      Total assets                                 91,149,654      79,618,244
                                                -------------  --------------

          LIABILITIES

Accrued liabilities                                   112,881          58,896
                                                -------------  --------------
      Total liabilities                               112,881          58,896
                                                -------------  --------------
Net assets available for benefits               $  91,036,773   $  79,559,348
                                                -------------  --------------

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                             Michael       Putnam
                                              Baker        Growth &
                                          Common Stock     Income
                                              Fund         Fund
    ADDITIONS
Contributions:
  Participants'                         $   434,752      $ 1,362,736
  Employer's                              1,939,210          389,754
Dividends/interest income                        --        1,594,321
Net appreciation (depreciation)
 in fair value of investments               (41,282)         777,601
Interfund transfers - net                  (662,944)        (207,978)
                                        ------------     ------------
  Total additions                         1,669,736        3,916,434
                                        ------------     ------------
    DEDUCTIONS

Distributions to participants             2,233,540        1,322,222
Fees                                            463            1,958
                                        ------------     ------------
   Total deductions                       2,234,003        1,324,180
                                        ------------     ------------

   Net increase (decrease)                 (564,267)       2,592,254
Net assets available for benefits:
   Beginning of year                     37,143,809       15,337,754
                                        ------------     ------------

   End of year                          $36,579,542      $17,930,008
                                        ============     ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                          George            Putnam
                                          Putnam             New
                                          Fund of        Opportunities
                                          Boston             Fund
    ADDITIONS
Contributions:
  Participants'                        $   506,814       $ 2,125,259
  Employer's                               158,310           625,011
Dividends/interest income                  984,982           320,814
Net appreciation (depreciation)
 in fair value of investments               53,278         1,543,715
Interfund transfers - net                 (569,359)          116,124
                                       ------------      ------------
  Total additions                        1,134,025         4,730,923
                                       ------------      ------------
    DEDUCTIONS

Distributions to participants              696,528           532,441
Fees                                         1,582             1,480
                                       ------------      ------------
   Total deductions                        698,110           533,921
                                       ------------      ------------

   Net increase (decrease)                 435,915         4,197,002
Net assets available for benefits:
   Beginning of year                    10,022,348         6,387,797
                                       ------------      ------------

   End of year                         $10,458,263       $10,584,799
                                       ============      ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                             Putnam
                                             Money          Putnam
                                             Market         Voyager
                                             Fund           Fund
    ADDITIONS
Contributions:
  Participants'                         $   282,297      $ 1,460,424
  Employer's                               (114,889)         430,528
Dividends/interest income                   169,040          499,394
Net appreciation (depreciation)
 in fair value of investments                    --          832,669
Interfund transfers - net                   987,598          261,409
                                        ------------     ------------
  Total additions                         1,324,046        3,484,424
                                        ------------     ------------
    DEDUCTIONS

Distributions to participants               761,559          392,244
Fees                                            900              975
                                        ------------     ------------
   Total deductions                         762,459          393,219
                                        ------------     ------------

   Net increase (decrease)                  561,587        3,091,205
Net assets available for benefits:
   Beginning of year                      3,074,872        4,508,376
                                        ------------     ------------

   End of year                          $ 3,636,459      $ 7,599,581
                                        ============     ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information Year Ended December 31, 1998

--------------------------------------------------------------------------------

                                                             Putnam
                                             Putnam        International
                                             Income          Growth
                                              Fund           Fund
    ADDITIONS
Contributions:
  Participants'                          $   261,675       $   552,042
  Employer's                                  80,995           149,036
Dividends/interest income                     87,523            71,309
Net appreciation (depreciation)
 in fair value of investments                (38,699)          238,468
Interfund transfers - net                    154,807           143,415
                                         ------------      ------------
  Total additions                            546,301         1,154,270
                                         ------------      ------------
    DEDUCTIONS

Distributions to participants                123,595           190,281
Fees                                             265               438
                                         ------------      ------------
   Total deductions                          123,860           190,719
                                         ------------      ------------

   Net increase (decrease)                   422,441           963,551
Net assets available for benefits:
   Beginning of year                       1,194,617         1,549,483
                                         ------------      ------------

   End of year                           $ 1,617,058       $ 2,513,034
                                         ============      ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information Year Ended December 31, 1998

--------------------------------------------------------------------------------



                                   Participant
                                      Loans         Other        Total
    ADDITIONS
Contributions:
  Participants'                     $    --      $      --     $  6,985,999
  Employer's                             --             --        3,657,955
Dividends/interest income             4,721             --        3,732,104
Net appreciation (depreciation)
 in fair value of investments            --             --        3,365,750
Interfund transfers - net            87,924       (310,996)              --
                                   ---------     ----------   --------------
  Total additions                    92,645       (310,996)      17,741,808
                                   ---------     ----------   --------------
    DEDUCTIONS

Distributions to participants         3,912             --        6,256,322
Fees                                     --             --            8,061
                                   ---------     ----------   --------------
   Total deductions                   3,912             --        6,264,383
                                   ---------     ----------   --------------

   Net increase (decrease)           88,733       (310,996)      11,477,425
Net assets available for benefits:
   Beginning of year                 29,296        310,996       79,559,348
                                  ----------     ----------    -------------

   End of year                    $ 118,029      $      --     $ 91,036,773
                                  ==========     ==========    =============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                           Michael          Putnam
                                            Baker           Growth &
                                         Common Stock       Income
                                            Fund            Fund
    ADDITIONS
Contributions:
  Participants'                          $   304,808     $ 1,109,350
  Employer's                               2,448,866         155,227
Dividends/interest income                       --         1,972,919
Net appreciation (depreciation)
 in fair value of investments             13,026,758         912,037
Interfund transfers - net                   (871,309)        517,786
                                         ------------    ------------
  Total additions                         14,909,123       4,667,319
                                         ------------    ------------
    DEDUCTIONS

Distributions to participants              2,243,478       1,119,148
Fees                                             549           1,755
                                         ------------    ------------
   Total deductions                        2,244,027       1,120,903
                                         ------------    ------------

   Net increase (decrease)                12,665,096       3,546,416
Net assets available for benefits:
   Beginning of year                      24,478,713      11,791,338
                                        -------------    ------------

   End of year                           $37,143,809     $15,337,754
                                         ============    ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                             George         Putnam
                                             Putnam         New
                                             Fund of      Opportunities
                                             Boston         Fund
    ADDITIONS
Contributions:
  Participants'                          $   474,177       $ 1,827,420
  Employer's                                  69,209           246,460
Dividends/interest income                    945,804           137,414
Net appreciation (depreciation)
 in fair value of investments                855,433           835,863
Interfund transfers - net                   (345,029)          220,158
                                         ------------      ------------
  Total additions                          1,999,594         3,267,315
                                         ------------      ------------
    DEDUCTIONS

Distributions to participants                948,591           218,205
Fees                                           3,358               295
                                         ------------      ------------
   Total deductions                          951,949           218,500
                                         ------------      ------------

   Net increase (decrease)                 1,047,645         3,048,815
Net assets available for benefits:
   Beginning of year                       8,974,703         3,338,982
                                         ------------      ------------

   End of year                           $10,022,348       $ 6,387,797
                                         ============      ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                           Putnam
                                           Money            Putnam
                                           Market           Voyager
                                           Fund             Fund
    ADDITIONS
Contributions:
  Participants'                          $  279,602       $ 1,280,366
  Employer's                                 33,280           164,750
Dividends/interest income                   166,782           263,856
Net appreciation (depreciation)
 in fair value of investments                    --           449,361
Interfund transfers - net                  (196,833)          427,775
                                        ------------      ------------
  Total additions                           282,831         2,586,108
                                        ------------      ------------
    DEDUCTIONS

Distributions to participants               491,564           147,004
Fees                                            523               344
                                        ------------      ------------
   Total deductions                         492,087           147,348
                                        ------------      ------------

   Net increase (decrease)                 (209,256)        2,438,760
Net assets available for benefits:
   Beginning of year                      3,284,128         2,069,616
                                        ------------      ------------

   End of year                          $ 3,074,872       $ 4,508,376
                                        ============      ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                                            Putnam
                                           Putnam        International
                                           Income           Growth
                                           Fund             Fund
    ADDITIONS
Contributions:
  Participants'                         $   230,734      $   412,350
  Employer's                                 30,936           55,875
Dividends/interest income                    63,942           88,033
Net appreciation (depreciation)
 in fair value of investments                14,988           50,407
Interfund transfers - net                   169,387          397,435
                                        ------------     ------------
  Total additions                           509,987        1,004,100
                                        ------------     ------------
    DEDUCTIONS

Distributions to participants                61,879           68,805
Fees                                            126               20
                                        ------------     ------------
   Total deductions                          62,005           68,825
                                        ------------     ------------

   Net increase (decrease)                  447,982          935,275
Net assets available for benefits:
   Beginning of year                        746,635          614,208
                                        ------------     ------------

   End of year                          $ 1,194,617      $ 1,549,483
                                        ============     ============

The accompanying notes are an integral part of these financial statements.

Michael Baker Corporation
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information Year Ended December 31, 1997

--------------------------------------------------------------------------------


                                   Participant
                                      Loans         Other        Total
    ADDITIONS
Contributions:
  Participants'                    $     --      $ 193,981     $  6,112,788
  Employer's                             --        117,015        3,321,618
Dividends/interest income             3,785             --        3,642,535
Net appreciation (depreciation)
 in fair value of investments            --             --       16,144,847
Interfund transfers - net           (19,271)      (300,099)              --
                                   ---------     ----------    -------------
  Total additions                   (15,486)        10,897       29,221,788
                                   ---------     ----------    -------------
    DEDUCTIONS

Distributions to participants            --             --        5,298,674
Fees                                     --             --            6,970
                                   ---------     ----------    -------------
   Total deductions                      --             --        5,305,644
                                   ---------     ----------    -------------

Net increase (decrease)             (15,486)        10,897       23,916,144
Net assets available for benefits:
   Beginning of year                 44,782        300,099       55,643,204
                                   ---------     ----------    -------------

   End of year                    $  29,296     $ 310,996     $ 79,559,348
                                  ==========    ==========    =============

The accompanying notes are an integral part of these financial statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
DECEMBER 31, 1998 AND 1997
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     GENERAL
     The following description of the Michael Baker Employee Stock Ownership Plan (the ESOP, or the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The ESOP is a defined contribution plan under which a participant's distributions are based on the amount contributed to that participant's account, including any transferred amounts from a prior retirement plan, and any gains or losses and income and expenses that may be allocated to the participant's account. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     COMMON STOCK
     The ESOP enables participating employees to acquire an equity interest in Michael Baker Corporation (the Company); as such, contributions to the ESOP can be invested in the Company's common stock (Common Stock and Series B Common Stock).

     The ESOP's investment in the Company's common stock comprises 2,526,230 (cost of $15,455,695) and 2,588,477 (cost of $14,709,722) shares of Common
     Stock and 1,223,475 (cost of $7,436,097) and 1,225,689 (cost of $7,448,445)
     shares  of  Series  B  Common   Stock  at  December   31,  1998  and  1997,
     respectively.

     CONTRIBUTIONS
     Participants contribute to the ESOP through a Section 401(k) Employee Salary Redirection Election, whereby the participants may choose to have a percentage of their salaries (including commissions) withheld and contributed to the ESOP up to the annual limitation established by the Internal Revenue Service. The maximum amount of a participant's salary which may be eligible for withholding for any Plan year cannot exceed $160,000. Additionally, the percentage may not exceed 15 percent of the participant's salary. The ESOP also allows participants to roll over funds from a previous employer's tax-qualified plan or tax-qualified individual retirement account.

     INVESTMENT OPTIONS
     Each participant may direct Putnam Investments, Inc. (Putnam) to invest certain portions of his or her account in investment funds managed by Putnam. Investment funds available to participants are the Michael Baker

     MICHAEL BAKER CORPORATION
     EMPLOYEE STOCK OWNERSHIP PLAN
     DECEMBER 31, 1998 AND 1997
     NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Common Stock Fund (invests in common stock of the Company), the Putnam New Opportunities Fund (invests in long-term growth stocks within emerging industries), Putnam International Growth Fund (invests in diversified corporate stocks outside of North America), Putnam Voyager Fund (invests in diversified corporate stocks), Putnam Growth & Income Fund (invests in long-term growth stocks), George Putnam Fund of Boston (invests in diversified capital growth and current income stocks and bonds), Putnam Income Fund (invests in corporate bonds) and the Putnam Money Market Fund (invests in short-term money market securities). Contributions by participants cannot be further directed within the Michael Baker Common Stock Fund.

     COMPANY MATCHING CONTRIBUTIONS AND VESTING OF BENEFITS
     Under the provisions of the Plan, the Company will make a matching contribution to the participants' accounts in an amount not less than 50 percent of the first 5 percent of the salary contributed by each participant. Salary amounts over the 5 percent limit are not required to be matched by the Company. Effective January 1, 1999, 25 percent of the matching contribution is invested in the Company's Common Stock or Series B Common Stock and 75 percent is invested in accordance with the participants' investment elections for participant contributions. From July 1, 1997 through December 31, 1998, 50 percent of the matching contribution was invested in the Company's Common Stock or Series B Common Stock and 50 percent was invested in accordance with the participants' investment elections for participant contributions. Prior to July 1, 1997, matching contributions could be invested only in the Company's Common Stock or Series B Common Stock.

     During 1998, the Company matched participants' contributions on a 100 percent basis for the first 5 percent of the participants' salaries contributed to the Plan plus an additional 50 percent of the participants' contributions to the Plan in excess of 5 percent of the participants' salaries but not in excess of 6 percent of the participants' salaries. During 1997, the Company matched participants' contributions on a 100 percent basis for the first 5 percent of participants' salaries contributed to the Plan.

     The Board of Directors of the Company is authorized to make additional discretionary contributions to the ESOP from time to time. However, no discretionary contributions were made in 1998 or 1997.

     All amounts in the participants' ESOP accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer's tax-qualified plan, and participant contributions are 100 percent vested and nonforfeitable at all times.

     All Company matching contributions will become 100 percent vested upon attainment of 3 years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
DECEMBER 31, 1998 AND 1997
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     participant leaves employment with the Company before attaining a vested interest in his or her Company contribution, the contributions are forfeited and will reduce future Company matching contributions.

     DISTRIBUTIONS
     The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distribution the participant or his or her beneficiary is entitled to is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding 5 years. Distributions may be made in cash and/or shares of common stock, at the discretion of the participant.

     PARTICIPANT LOANS
     A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. Participant loans may be obtained in the sole event of immediate and heavy financial need, where the participant lacks other available resources. Loan amounts are limited to the lower of $50,000 or 50 percent of the employee's pre-tax and rollover contributions. Effective November 1, 1998, the Plan agreement was amended such that loan amounts shall not exceed the smallest of the following: (a) the greater of $10,000 or 50 percent of the participant's vested interest in the participant's account, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the Plan Administrator. All loans will be drawn against the participant's account among the respective investment options as directed, and are secured by the assets within the participant's accounts. Interest rates on outstanding notes receivable range from 8.75 percent to 12.82 percent.

     FORFEITED ACCOUNTS
     At December 31, 1998 and 1997, forfeited nonvested accounts totaled $14,508 and $260,064, respectively. These accounts will be used to reduce future employer contributions. Also, in 1998 and 1997, employer contributions were reduced by $536,795 and $96,046, respectively, from forfeited nonvested accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     Putnam Investments, Inc. performs the recordkeeping function for the ESOP and the records are maintained on a cash basis. The financial statements included herein include all material adjustments to record the financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

     The investment in common stock of the Company is stated at publicly-traded closing market values as of December 31, 1998 and 1997. As of

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
DECEMBER 31, 1998 AND 1997
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     December 31, 1998 and 1997, the ESOP owned approximately 44 percent and 45 percent, respectively, of the outstanding shares of the Company's common stock; therefore, such valuation might be subject to significant fluctuation in the event of a substantial liquidation of such holdings by the ESOP. The accompanying financial statements should be read in conjunction with the consolidated financial statements of the Company, which are included as Exhibit 13.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

     INVESTMENTS
     The difference between the cost and current market value of investments purchased since the beginning of the period and the increase or decrease in such stated market value of investments held at the beginning of the period reported is included in the increase (decrease) in net appreciation (depreciation) in fair market value of investments in the Statements of Changes in Net Assets Available for Benefits.

     DISTRIBUTIONS
     Distributions to participants are recorded when paid.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   PLAN ADMINISTRATION AND FEES
     The Company provides certain administrative and accounting services to the ESOP at no cost. In addition, the Company pays the cost of services provided to the ESOP by Putnam, legal counsel and independent accountants. Certain reasonable distributions and loan processing fees charged by Putnam are deducted from the respective participant account balances.

4.   PLAN TERMINATION
     Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
DECEMBER 31, 1998 AND 1997
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   RECONCILIATION  OF  FINANCIAL  STATEMENTS  TO FORM 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to the Plan's Form 5500:

                                                     December 31,
                                                    1998        1997
     Net assets available for benefits
      per the financial statements              $91,036,773   $79,559,348
                                                ------------  ------------
     Amounts allocated to withdrawing
      participants:
       Michael Baker Common Stock Fund              (40,552)      (77,741)
       Putnam Money Market Fund                      (1,743)       (8,751)
       Putnam New Opportunities Fund                 (9,251)      (75,815)
       George Putnam Fund of Boston                     (11)      (19,733)
       Putnam Growth & Income Fund                   (8,737)      (48,916)
       Putnam Income Fund                            (2,194)       (9,350)
       Putnam Voyager Fund                           (9,797)      (52,118)
       Putnam International Growth Fund                  --       (18,058)
                                                ------------   -----------
                                                    (72,285)     (310,482)
                                                ------------   -----------

     Net assets available for benefits
      per Form 5500                             $90,964,488   $79,248,866
                                                ============  ============

     The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:
                                                December 31, 1998

     Distributions to participants per the
      financial statements                          $6,256,322
      Add -- Distributions to employees
       authorized but not paid as of
        December 31, 1998                               72,285
      Less -- Distributions to employees
       authorized but not paid as of
        December 31, 1997                             (310,482)
                                                    -----------
      Distributions to employees per Form 5500      $6,018,125
                                                    ===========

6.   TAX STATUS
     The Internal Revenue Service has determined and informed the Company by a letter dated December 30, 1994, that the Plan and related trust are

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
DECEMBER 31, 1998 AND 1997
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

Michael Baker Corporation
Employee Stock Ownership Plan
Schedule of Assets Held for Investment Purposes - Form 5500, Item 27a December 31, 1998
Additional Information - Schedule I

--------------------------------------------------------------------------------

                                                     Cost of      Current
 Shares          Description                         asset        value
                *Michael Baker Corporation
2,526,230        Common Stock                     $15,455,695  $24,630,743

                *Michael Baker Corporation
1,223,475        Common Stock - Series B            7,436,097   11,928,881

      N/A       *Putnam Temporary Investments               9            9

  579,726       *George Putnam Fund of Boston       9,628,846   10,458,263

  875,061       *Putnam Growth & Income Fund       16,206,483   17,930,008

  233,679       *Putnam Income Fund                 1,634,491    1,617,058

  346,696       *Putnam Voyager Fund                6,510,872    7,599,581

  181,154       *Putnam New Opportunities Fund      8,471,070   10,584,799

  130,683       *Putnam International Growth Fund   2,233,580    2,513,034

3,636,459       *Putnam Money Market Fund           3,636,459    3,636,459

    N/A         *Participant loans:
                 8.75% to 12.82%, due March 9,
                  1999 to November 26, 2008.          118,029      118,029
                                                   ----------  -----------
                                                  $71,331,631  $91,016,864
                                                  ===========  ===========


* Party-in-interest

Michael Baker Corporation
Employee Stock Ownership Plan
Schedule of Reportable Transactions - Form 5500, Item 27(d)
December 31, 1998
Additional Information-Schedule II

--------------------------------------------------------------------------------

                            Number                               Net
Party        Description      Of       Purchase    Selling       Gain
Involved     Of asset    Transactions  Price       Price         (Loss)
--------------------------------------------------------------------------------
Putnam       Michael Baker    232     $3,481,477  $       --    $       --
Investments, Corporation      309     $       --  $4,005,064    $1,208,728
Inc.         Common Stock


Putnam       Putnam Growth    248     $3,840,840  $       --    $       --
Investments, & Income Fund    280     $       --  $2,026,186    $  219,300
Inc.


Putnam       Putnam           259     $3,835,024  $       --    $       --
Investments, New              263     $       --  $1,181,900    $  125,120
Inc.         Opportunities
             Fund

                                 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Executive Vice President, Chief Financial Officer and Treasurer of Michael Baker Corporation, the plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                  MICHAEL BAKER CORPORATION
                                  EMPLOYEE STOCK OWNERSHIP PLAN


Date: June 30, 1999               By: /s/ J. Robert White
                                      -------------------
                                      J. Robert White
                                      Executive Vice President,
                                       Chief Financial Officer,
                                       and Treasurer of Michael
                                       Baker Corporation, the Plan Sponsor

                                                                      Exhibit 23



                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-69306; No. 33-62887; No. 333-05987; and No.
333-59941) of Michael Baker Corporation of our report dated June 18, 1999, relating to the financial statements, which appears in this Form 11-K.


/s/PricewaterhouseCoopers LLP
-----------------------------
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 29, 1999